STANDSTILL AGREEMENT

This Standstill Agreement (the “Agreement”) is made and entered into effective as of the 12th day of October, 2015 by and among UBS Global Asset Management (Americas) Inc. (“UBS Global AM”), a Delaware corporation having its principal places of business at 1285 Avenue of the Americas, New York, New York 10019-6028 and One North Wacker Drive Chicago, IL 60606, and Bulldog Investors LLC, a Delaware limited liability company having a place of business at Park 80 West, 250 Pehle Avenue, Suite 708, Saddle Brook, New Jersey, and any present or future entities or accounts it manages or controls (collectively, “Bulldog,” and with UBS Global AM, each a “Party,” and collectively the “Parties”).

WHEREAS, UBS Global AM is registered as an investment adviser with the Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended, and acts pursuant to investment advisory contracts as the investment adviser to various registered closed-end management investment companies, including Global High Income Fund Inc. (“GHI” or the “Fund”), a Maryland corporation; and

WHEREAS, Bulldog is deemed to be the beneficial owner of common stock of GHI by reason of its power to vote and direct the disposition of such stock held by various entities for which it serves as investment adviser; and

WHEREAS, Bulldog, by letter dated August 27, 2015, which letter was filed on August 30, 2015 with the Securities and Exchange Commission as an exhibit to an amendment on Form 13D, has announced its intention to nominate two nominees for election to the Fund’s board of directors (“Board”) at the Fund’s next annual meeting of stockholders, and has also announced its intention to submit a proposal to eliminate the discount to net asset value at which the Fund’s shares trade by converting the Fund into an open-end fund or an ETF or by liquidating the Fund (collectively, the “Bulldog Proposals”); and

WHEREAS, UBS Global AM and Bulldog have entered into a separate non-disclosure agreement dated September 8, 2015 regarding confidentiality and other obligations with respect to discussions regarding the Bulldog Proposals and possible courses of action that the Fund could undertake to address the discount (the “NDA”); and

WHEREAS, the Parties to this Agreement wish to resolve matters concerning the Bulldog Proposals;

NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and for other good and valuable consideration, and without any admission of liability, or inadequacy of claims whatsoever, by any of the Parties, the Parties hereto agree as follows:

1. UBS Global AM Obligations. Following the execution of this Agreement, UBS Global AM shall undertake, and propose to the Board, the following measures:

(a) UBS Global AM shall recommend that the Board: (i) approve the liquidation of the Fund (the “Proposed Liquidation”); (ii) submit the Proposed Liquidation to a vote of the Fund’s shareholders no later than at the Fund’s 2016 annual meeting of shareholders scheduled to be held in February 2016; and (iii) recommend that the shareholders approve the Proposed Liquidation;

(b) UBS Global AM shall use, and shall recommend that the Fund use, reasonable efforts to obtain necessary shareholder approval of the Proposed Liquidation;

(c) If the Proposed Liquidation is approved by the Board and the shareholders, such liquidation shall take place promptly, but no later than June 30, 2016, provided, however, that in the event that extenuating circumstances, such as market conditions or other difficulty converting the Fund’s assets into cash, result in it being in the best interests of shareholders to extend such period, such liquidation shall take place no later than December 31, 2016;

(d) UBS Global AM shall recommend that the Fund issue a press release or other public announcement (the “Announcement”) if the Board approves the Proposed Liquidation, such Announcement announcing the action taken by the Board and expressing support of the Proposed Liquidation. If such Announcement is not made by October 31, 2015, this Agreement shall become void and shall have no further effect; and

(e) In the event that shareholder approval of the Proposed Liquidation is sought, but is not obtained, the Parties agree to promptly confer with the goal of seeking to agree on a course of action designed to achieve a liquidity event (e.g., a tender offer) at or close to the Fund’s net asset value.

2. Bulldog Obligations. Provided that the Announcement is issued no later than October 31, 2015, effective upon the Announcement, Bulldog agrees as follows:

(a) The Bulldog Proposals and nominees for the Board shall be deemed to have been withdrawn upon the Announcement being made and Bulldog shall not submit any other proposals or nominees;

(b) Bulldog shall vote, or shall direct to be voted, all shares of the Fund over which Bulldog has sole or shared voting authority in accordance with the Board’s recommendations, including on the following matters: (i) the Proposed Liquidation; and (ii) director nominations. Notwithstanding the foregoing, any investment company managed by Bulldog may vote its shares in accordance with one of the methods prescribed in Section 12(d)(1)(E)(iii)(aa) of the 1940 Act;

(c) Bulldog shall not solicit any proxies with respect to proposals submitted or to be submitted to the Fund’s shareholders, provided, however, that nothing in this Agreement may be interpreted as prohibiting Bulldog from encouraging other shareholders to vote as recommended by the Board;

(d) Bulldog shall refrain from granting a proxy with respect to shares of the Fund other than to officers of, or other persons named as proxies by, the Fund;

(e) Bulldog shall refrain from executing any written consent with respect to the Fund’s shares other than as may be solicited by the Fund or its Board;

(f) Bulldog shall refrain from seeking to exercise control or influence over the management or policies of the Fund;

(g) Bulldog shall refrain from, directly or indirectly:

(i) Proposing, or making any filing with respect to, any form of business combination, restructuring, recapitalization, dissolution or similar transaction involving the Fund, including, without limitation, a merger, tender or exchange offer, open-ending, share repurchase or liquidation of the Fund’s assets; and

(ii) Seeking the removal of any member of the Board.

 (h) Bulldog shall act solely as a “Passive Investor,” which shall require Bulldog to conform with the following restrictions:

(i) Bulldog shall refrain from joining, creating or collaborating with any group of unaffiliated third parties concerning the Fund, other than in accordance with the Board’s recommendations;

(ii) Bulldog shall refrain from providing any advice, aid or encouragement that is designed to do indirectly or to urge others, to do things that Bulldog has agreed not to do in the Agreement with respect to the Fund, including, but not limited to:

aa. Putting forward shareholder proposals or director nominations;

bb. Voting against any matter recommended by the Board; or

cc. Threatening a lawsuit or regulatory action against UBS, the Board of the Fund, the Fund, UBS Global AM, or any related party; and

(i) Bulldog shall not purchase or obtain control over any additional securities issued by the Fund until the earlier of October 31, 2015 or the date on which the Announcement is published.  Nothing in this Agreement shall prevent Bulldog from purchasing shares of the Fund after that date, provided, however, that all shares held by Bulldog will be voted in accordance with the recommendations of the Board on any routine matters submitted to a vote of shareholders at an annual or special meeting.

3. Responsibility for Representatives. Each Party shall take reasonable measures to prevent its present and future officers, directors, partners, employees, representatives and affiliated persons from engaging in conduct otherwise prohibited by this Agreement.

4. No Disparagement. For a period from the date hereof through the termination of this Agreement, each Party hereto shall refrain from directly or indirectly disparaging, impugning or taking any action reasonably likely to damage the reputation of any other Party, their Representatives, or any of the members of the Board. The foregoing shall not apply to any compelled testimony or production of information, either by legal process or subpoena or in connection with a response to a request for information from any governmental authority with jurisdiction over the Party from whom information is sought.

5. No Assignment. This Agreement shall be binding upon the Parties and, except as otherwise provided herein, upon their respective legal successors. No Party may assign this Agreement without the prior written consent of each other Party and any such attempted assignment shall be void.

6. Confidentiality. Neither party shall disclose the terms of this Agreement, unless such party determines in good faith that such disclosure is required by rule or law (including, in the case of Bulldog, by reason of federal securities law requirements in connection with its Schedule 13D filing requirements).

7. Third-Party Beneficiaries. The Parties agree that the Fund is an intended third-party beneficiary of this Agreement, and that the Fund is entitled to rely upon, and may enforce, the terms and provisions hereof as if it were a party hereto.

8. Applicable Law. The validity of this Agreement, the construction and enforcement of its terms, and the interpretations of the rights and duties of the Parties shall be governed by the laws of the State of New York, without regard to conflicts-of-law principles.

9. Jurisdiction. The Parties agree that the venue for any action brought under this Agreement shall be the United States District Court for the Southern District of New York or, if that court lacks subject matter jurisdiction, any state court sitting in the City and County of New York.

10. Damages; Injunctive Relief. Each Party shall be entitled to seek injunctive and other equitable relief to enforce this Agreement without proof of actual damages, in addition to any other remedies as may be available at law or in equity.

11. Modification. No modification, amendment, supplement to or waiver of this Agreement or of any of its provisions shall be binding upon the Parties hereto unless made in writing and duly signed by all Parties.

12. Invalidity. In the event that any one or more of the provisions of this Agreement shall for any reasons be held to be invalid, illegal or unenforceable, the remaining provisions of this Agreement shall be unimpaired, and the invalid, illegal or unenforceable provision or provisions shall be replaced by a  mutually acceptable provision, which being valid, legal and enforceable, comes closest to the economic effect and intent of the Parties underlying the invalid, illegal or unenforceable provision or provisions.

13. No Waiver. A waiver or breach of any provision of this Agreement, or a default under this Agreement, shall not be deemed to be a waiver of any other provision of this Agreement or a subsequent breach or default of this Agreement. The failure or delay in enforcing compliance with any term or condition of this Agreement shall not constitute a waiver of such term or condition, unless compliance with such term or condition is expressly waived in writing.

14. Counterparts. This Agreement may be executed in one or more counterparts transmitted by facsimile or other electronic means, and each counterpart shall have the effect of an original.

15. Term and Termination. This Agreement shall remain in effect until the earliest of the following:

(a) December 31, 2017; or

(b) Such other date as the Parties may agree in writing.

16. Notices. Unless otherwise provided herein, all notices called for by this Agreement shall be given in writing, or by facsimile transmission. Until notice is given to the contrary in accordance with this Paragraph 16, all notices to the respective Parties shall be directed to:

If to UBS Global AM:

Attention: Mark Kemper
UBS Global Asset Management (Americas) Inc.
UBS Tower
One North Wacker Drive
Chicago, IL 60606
Telephone: (312) 525-7138
 Facsimile: (312) 525-7490

If to Bulldog:

Bulldog Investors, LLC
Park 80 West - Plaza Two
250 Pehle Ave., Suite 708
Saddle Brook, NJ 07663
Telephone: (201) 881-7100
 Facsimile: (201) 556-0097

17. Entire Agreement. This Agreement, together with any written agreement entered into by the Parties on or after the date of this Agreement, shall constitute the entire Agreement among the Parties and shall supersede all previous agreements, promises, proposals, representations, understandings and negotiations, whether written or oral, among the Parties respecting the subject matter hereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

UBS Global Asset Management (Americas) Inc.		UBS Global Asset Management (Americas) Inc.

By:	/s/ Mark E. Carver	By:	/s/ Mark F. Kemper
Name:	Mark E. Carver	Name:	Mark F. Kemper
Title:	Managing Director	Title:	Managing Director

Bulldog Investors LLC	Bulldog Investors LLC

By:	By:
Name:	Name:
Title:	Title:

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

UBS Global Asset Management (Americas) Inc.	UBS Global Asset Management (Americas) Inc.

By:	By:
Name:	Name:
Title:	Title:

Bulldog Investors LLC		Bulldog Investors LLC

By:	/s/ Phillip Goldstein	By:	/s/ Andrew Dakos
Name:	Phillip Goldstein	Name:	Andrew Dakos
Title:	Member	Title:	Member